Manning & Napier Fund, Inc.
290 Woodcliff Drive
Fairport, NY 14450

June 21, 2017

VIA EDGAR

Filing Room
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via telephone regarding pre-effective amendment no. 1 to the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on May 24, 2017, with respect to the proposed reorganization of the Rainier International Discovery Fund (the “Acquired Series”), a series of Rainier Investment Management Mutual Funds (the “Acquired Company”), into the Rainier International Discovery Series (the “Surviving Series,” and, together with the Acquired Series, the “Series”), a new series of the Fund (the “Reorganization”). The Surviving Series will be advised by Manning & Napier Advisors, LLC (“MNA”) and sub-advised by Rainier Investment Management, LLC (“Rainier”), the investment advisor of the Acquired Series. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1) Comment: Please explain why the pro-forma adjustments in the “Additional Information about the Reorganization – Capitalization” section reflect merger costs of $55,000 expected to be borne by the Acquired Series, given that the “Additional Information about the Reorganization – Expenses of the Reorganization” section states that the portion of the reorganization expenses expected to be paid by the Acquired Series is $75,000.

Response: The pro-forma adjustments only reflect merger costs expected to be borne by the Acquired Series subsequent to March 31, 2017. Merger costs borne by the Acquired Series on or before March 31, 2017 are already reflected in the capitalization table as a reduction in the capitalization of the Acquired Series as of March 31, 2017.

2) Comment: Please confirm that the Surviving Series’ expense limitation agreement was filed as an exhibit to the Registration Statement.

Response: A form of the Surviving Series’ expense limitation agreement was incorporated into the Registration Statement by reference to Exhibit 99.d(2)i to Post-Effective Amendment No. 185 to the Fund’s registration statement on Form N-1A, filed on April 18, 2017.

3) Comment: Please revise the “Summary of the Proposed Reorganization – How do the Series’ principal investment strategies compare?” section and the “Summary of the Proposed Reorganization – How do the Series’ principal risks compare?” section of the Proxy Statement/Prospectus to more clearly state, if accurate, that there are no material differences between the principal investment strategies and risks of the Acquired Series and those of the Surviving Series.

Response:. The requested changes have been made. Please see the attached revised draft of the Proxy Statement/Prospectus.

4) Comment: Please revise the “Summary of the Proposed Reorganization – How do the Series’ principal investment strategies compare?” section of the Proxy Statement/Prospectus to describe how holding cash and cash equivalents is part of the Surviving Series’ principal investment strategies.

Response: The requested change has been made. Please see the attached revised draft of the Proxy Statement/Prospectus.

5) Comment: Please confirm that the Proxy Statement/Prospectus contains appropriate disclosure regarding any sector to which large portions of the Surviving Series’ portfolio are expected to be allocated as part of the Series’ principal investment strategies, and that the Surviving Series’ prospectus will be revised or supplemented to add appropriate disclosure regarding any sectors to which large portions of the Surviving Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

Response:  Based on confirmations provided by Rainier to the Fund, the Fund confirms that there are no sectors to which large portions of the Surviving Series’ portfolio are currently expected to be allocated as part of the Series’ principal investment strategies, and that the Surviving Series’ prospectus will be revised to add appropriate disclosure regarding any sectors to which large portions of the Surviving Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

6) Comment: Please confirm that none of the information in the “Additional Information about the Surviving Series” section of the Proxy Statement/Prospectus needs to be disclosed at the beginning of the Proxy Statement/Prospectus pursuant to Item 3 of Form N-14.

Response: The Fund does not believe that any of the information in the “Additional Information about the Surviving Series” section of the Proxy Statement/Prospectus needs to be disclosed at the beginning of the Proxy Statement/Prospectus pursuant to Item 3 of Form N-14.

7) Comment:  Please describe the risks associated with the differences between the investment policies of the Acquired Series and those of the Surviving Series.

Response: The requested changes have been made. Please see the attached revised draft of the Proxy Statement/Prospectus.

8) Comment: Please confirm that the Surviving Series’ prospectus and statement of additional information in the Fund’s registration statement on Form N-1A (the “N-1A Prospectus and SAI”) will be revised to incorporate any applicable changes made to the Registration Statement.

Response:. The Fund confirms that the N-1A Prospectus and SAI will be revised to incorporate any applicable changes made to the Registration Statement. Please see the attached revised drafts of the N-1A Prospectus and SAI.

Please call me if you have any questions relating to the above.  I can be reached at (585) 325-6880.

Sincerely,

/s/Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

Attachments

cc:	Kimberly Browning, Securities and Exchange Commission
Ken Ellington, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC